Prior to the open of business on March 24, 2003, JPMorgan U.S. Equity Fund ("USEF") acquired all the net assets of JPMorgan Core Equity Fund ("CEF") and JPMorgan Focus Fund ("FF") and JPMorgan
Disciplined Equity Fund ("DEF") acquired all the net assets of JPMorgan SmartIndexTM Fund
("SF"). USEF and DEF are hereafter collectively referred to as the "Acquiring Funds". CEF, FF and SF are hereafter collectively referred to as the "Target Funds". These reorganizations were pursuant to Reorganization Plans approved by the Target Funds shareholders on February
13, 2003. The transactions were structured for tax purposes to qualify as tax-free reorganizations under the Internal Revenue Code. Under each
Reorganization Plan, shareholders of the Target
Funds received shares in the Acquiring Funds with a value equal to their holdings in the Target Funds.
Shareholders of the Acquiring Funds retained the same amount of shares that they currently owned prior to the Reorganization Plans.

The reorganization of SF into DEF resulted in the creation of a new share class. The DEF-Ultra
Class assumed all of the net assets of the SmartIndexTM Fund.


Prior to the open of business on March 24, 2003, JPMorgan Diversified Fund ("DF")
(the "Acquiring Fund") acquired all the net assets of the JPMorgan Balanced Fund (the
"Target Fund"), pursuant to the Reorganization
Plan approved by the Target Funds shareholders on February 13, 2003. The transaction was structured for tax purposes to qualify as a tax-free reorganization under the Internal
Revenue Code. Under the Reorganization Plan, shareholders of the Target Fund received shares in the Acquiring Fund with a value equal to their holdings in the Target Fund. Shareholders of the Acquiring Fund retained the same amount of shares that they currently owned prior to the Reorganization Plans.